02044257

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2001, or

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from ____________________ to ____________________

Commission file number 0-16125

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

(S.E.C. Registration No. 333-52765)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FASTENAL COMPANY
2001 Theurer Boulevard
Winona, Minnesota 55987

Exhibit index located on page 2

REQUIRED INFORMATION

The Fastenal Company & Subsidiaries 401(k) Plan (Plan) is subject to the Employment Retirement Income Security Act of 1974, as amended (ERISA). In accordance with Item 4 and in lieu of the requirements of Items 1-3 of Form 11-K, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Schedule I furnished pursuant to the requirements of Internal Revenue Service Form 5500

Exhibit Index

1. Consent of KPMG LLP at page 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2002

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

By Fastenal Company, Plan Administrator

By Daniel L. Florness

Daniel L. Florness, Chief Financial Officer and Treasurer

3

KPMG

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

4

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Table of Contents

	Page
Independent Auditors' Report	1
Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4
Supplemental Schedule	
Schedule of Assets (Held at End of Year)	9

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Trustees of Fastenal Company &
Subsidiaries 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Fastenal Company & Subsidiaries 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
May 29, 2002

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Investments, at fair value:			
Investment funds	$	9,133,634	6,695,444
Fastenal Company Stock Fund		2,379,002	1,519,242
Net assets available for plan benefits	$	11,512,636	8,214,686

See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Additions:			
Investment income (loss):			
Interest and dividends	$	16,376	4,905
Net depreciation in fair value of investments		(324,525)	(307,898)
		(308,149)	(302,993)
Contributions:			
Employee		4,559,712	4,069,856
Rollover		48,063	42,214
		4,607,775	4,112,070
Deductions:			
Benefit payments/withdrawals		(866,642)	(446,851)
Return of excess deferrals		(135,034)	(105,512)
		(1,001,676)	(552,363)
Net increase		3,297,950	3,256,714
Net assets available for plan benefits:			
Beginning of year		8,214,686	4,957,972
End of year	$	11,512,636	8,214,686

See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Plan Description

(a) General

The Fastenal Company & Subsidiaries 401(k) Plan (the Plan) is a defined contribution plan covering all U.S. employees of Fastenal Company and its subsidiaries (the Company). Employees are eligible to participate in the Plan beginning on January 1 or July 1 after completing 12 months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Employees' contributions are recorded in the period that employees' payroll deductions are made. Participants may contribute an amount not less than 1% or more than 15% of their eligible compensation. Employee contributions are 100% vested at all times. No company contributions are made to the plan.

The Company does not limit participant contributions; however, the Tax Reform Act of 1986 allows a maximum participant annual pretax contribution of $10,500 for calendar years 2001 and 2000.

Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the discrimination tests of the Internal Revenue Code. Changes in contributions are allowed based on the provisions of the Plan.

(c) Participant Allocation of Income and Loss

The net income or loss of each fund at each valuation date is allocated to each participant's account in the same ratio that such account bears to the total of all participants' accounts invested in the fund as of the valuation date. The basis for allocation is the time-weighted balance in the participant's account during the period.

(d) Distributions

Distributions may be made upon the occurrence of any of the following:

- Any termination of employment,
- Death of an actively employed participant prior to the normal retirement date (age 65),
- Termination of the Plan,
- Participant is still employed and has reached age 59 ½, or
- Participant is still employed and has suffered a financial hardship.

(e) Investment Fund Transfers

Participants may direct a transfer of all or a portion of their current account balances among investment funds in 1% increments on a daily basis.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(f) ***Plan Termination***

The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.

(g) ***Administrative Costs***

The Company pays the cost of administering the Plan. Investment manager fees are paid from the investment funds.

(h) ***Investment Options***

Upon enrollment, each participant shall direct that contributions be invested in one or more of the following investment options in increments of 1%:

- **Balanced Fund** – Managed by Aetna Inc. or one of its subsidiaries. The fund seeks to maximize total return with reasonable safety of principal by investing in a diversified portfolio of stocks, bonds, and money market instruments.
- **Fixed Account Fund** – Managed by Aetna Inc. or one of its subsidiaries. This fund primarily invests in high-quality, mortgage-backed securities.
- **Money Market Fund** – Managed by Aetna Inc. or one of its subsidiaries. This fund primarily invests in short-term bills, including Treasury bills, commercial paper, and other high-quality, fixed-income securities.
- **Bond Fund** – Managed by Aetna Inc. or one of its subsidiaries. This fund invests at least 65% of its assets in debt securities. The fund may invest up to 30% of its assets in high-risk/high-yield securities (often called junk bonds). The fund may invest up to 25% of its assets in foreign securities.
- **Index Plus Large Cap Fund** – Managed by Aetna Inc. or one of its subsidiaries. This fund invests at least 90% of its assets in common stocks included in the S&P 500.
- **Small Company Growth Fund** – Managed by Aetna Inc. or one of its subsidiaries. This fund typically invests at least 65% of its assets in the common stock of companies with equity market capitalizations at the time of purchase of $1 billion or less. The fund may also invest in securities convertible into stocks. The fund may invest up to 30% of its assets in lower risk derivatives for hedging and other investment purposes.
- **Fidelity Advisor Growth Opportunities Fund** – Managed by Fidelity Management and Research Company. The fund normally invests at least 65% of its assets in securities the investment manager believes have long-term growth potential. Although the fund invests primarily in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds which may produce capital growth. The fund may invest in foreign securities without limitation. The fund may not invest more than 25% of its total assets in any one industry.
- **Janus Fund** – Managed by Janus Capital Corporation. The fund primarily invests in common stocks of domestic and foreign companies. The fund has an emphasis on companies with larger market capitalizations. The fund may invest up to 35% of its net assets in high-

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

yield/high-risk securities. The fund may invest without limit in foreign equity and debt securities.

- **Janus Worldwide Fund** – Managed by Janus Capital Corporation. The fund invests on a worldwide basis in companies and organizations of any size, regardless of organization or place of principal business activity. The fund seeks long-term growth of capital in a manner consistent with the preservation of capital, primarily through investments in common stocks of foreign and domestic issuers.
- **N&B Limited Maturity Bond Trust** – Managed by Neuberger Berman Management Inc. The fund invests in a diversified portfolio consisting primarily of U.S. government securities and agency securities and investment grade debt securities issued by financial institutions, corporations, and others.
- **Templeton Growth Fund** – Managed by Templeton Global Advisors Limited. The fund primarily invests in stocks and debt obligations of companies and governments of any nation.
- **Fastenal Company Stock Fund** – The fund invests in shares of Fastenal Company common stock, with a small portion remaining in cash reserves.

The preceding plan description is intended for summary purposes only. The plan document should be consulted for specific details.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(c) Investments

Investments of the Plan are stated at fair value, represented by their market value.

Purchases and sales of investments are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held during the year. Accrued investment income is reflected in the investment balance.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(3) Tax Status

The Internal Revenue Service has issued a favorable opinion letter on the prototype document stating that the Custodian's prototype plan format (which the Plan is utilizing) qualifies under Section 401(a) of the Internal Revenue Code (IRC). This prototype plan is a nonstandardized plan and, therefore, the Plan Administrator has indicated it will be applying for the Plan's own determination letter. However, the Plan Administrator believes the Plan is a qualified plan and does not believe any events have occurred that might adversely affect the Plan's qualified status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(4) Investments and Investment Income

Aetna Retirement Services manages the Plan's investment assets and executes transactions therein pursuant to discretionary authority granted by the Plan concerning purchases and sales of investments in the various funds.

Transactions for participant contributions to the Plan and benefits paid to participants are under the direct control of the Plan Administrator.

(5) Investments Representing 5% or More of the Plan's Assets

The following presents investments that represent 5% or more of the Plan's net assets:

		December 31	
		2001	2000
Aetna Index Plus Large Cap Fund	$	891,021	714,182
Aetna Small Company Growth Fund		2,474,680	1,787,596
Fidelity Advisor Growth Opportunities Fund		906,469	759,312
Janus Fund		1,775,217	1,561,894
Janus Worldwide Fund		649,877	388,693
Templeton Growth Fund		1,309,242	997,455
Fastenal Company Stock Fund		2,379,002	1,519,242

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(324,525) and $(307,898), respectively, as follows:

		2001	2000
Investment funds	$	(714,022)	(511,925)
Fastenal Company common stock		389,497	204,027
	$	(324,525)	(307,898)

(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(6) Party-in-interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investments with fiduciaries of the Plan including, but not limited to, the trustee and administrator of the Plan and the Company. The fiduciaries are considered parties-in-interest; however, the transactions are not considered prohibited transactions under ERISA.

Schedule

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Schedule of Assets (Held at End of Year)

December 31, 2001

Description	Face amount or number of shares	Cost	Current value
* Aetna Fixed Account Fund	26,383	$ 379,878	387,473
* Aetna Money Market Fund	16,269	225,241	227,666
* Aetna Bond Fund	21,507	326,649	335,483
* Aetna Index Plus Large Cap Fund	52,914	941,313	891,021
* Aetna Small Company Growth Fund	103,024	2,431,249	2,474,680
* Aetna Balanced Fund	5,232	92,959	92,493
Fidelity Advisor Growth Opportunities Fund	54,703	958,345	906,469
Janus Fund	78,261	2,036,577	1,775,217
Janus Worldwide Fund	27,004	693,635	649,877
Neuberger & Berman Limited Maturity Bond Trust	7,064	81,707	84,013
Templeton Growth Fund	65,862	1,288,866	1,309,242
* Fastenal Company Stock Fund	179,632	1,878,659	2,379,002
		$ 11,335,078	11,512,636

* Denotes a party-in-interest.

See accompanying independent auditors' report.

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Telephone 612 305 5000
Fax 612 305 5100

Consent of Independent Auditors

The Board of Directors of
Fastenal Company and Subsidiaries:

We consent to incorporation by reference in the Registration Statement (No. 333-52765) on Form S-8 of Fastenal Company and Subsidiaries of our report dated May 29, 2002, relating to the statements of net assets available for plan benefits of Fastenal Company & Subsidiaries 401(k) Plan as of December 31, 2001 and 2000, the related statements of changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000, and the supplemental schedule as of December 31, 2001, which report appears in the annual report on Form 11-K of Fastenal Company & Subsidiaries 401(k) Plan for the year ended December 31, 2001.

KPMG LLP

Minneapolis, Minnesota
June 27, 2002